United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218

22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	13

2

Vale: a vision of the future Fabio Schvartsman Citi – 9th Annual Brazil Equity Conference São Paulo, June 28th, 2017

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the Brazilian Comissão MarchésFinanciers U.S. Securities and Exchange de Valores Mobiliários (CVM), (AMF)andinparticularthe Commission (SEC), the the French Autorité des factorsdiscussedunder “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” DAisgcelanimdear

3 The 60-day task force will define priority actions in the areas of performance, growth and diversification • Profitability of assets • Business performance • Organizational structure • Collaboration among departments nce • Trade-off between payment of dividends, investments and M&A • Diversification alternatives • Business opportunities • Models for capital projects and • Information and idea sharing • Decision-making process • Risk management model • Integrity of assets • Environmental licensing • Relationship with communities • Health & Safety culture • Stakeholders management ility Performa Growth Diversifica Governan Sustainab tion ce

4 Vale’s value generation strategy will be based on four main pillars • Assessment of assets with negative cash generation • Return on capital employed • Diversification of cash generation from operations • Deleveraging • Transformation of Vale into a corporation • Changes in the Board of Directors for better decision-making • To become a reference in sustainability • Matrix-approach for cost management • Payment of dividends • Elimination of silos 60-day diagnosis will indicate which areas should be enhanced and what are the priority actions Sustainability Governance Strategy Performance

5 In regards to performance, an important lever will be the implementation of a matrix-approach for cost management Stabilization of cash cost in BRL Iron ore and pellets EBITDA breakeven BRL/t US$/t One-off positive impact of insurance One-off costs +13.6% 31.8 1Q1T1166 44QT16 11QT17 1Q16 4Q16 1Q17 • Increased costs in US dollars influenced by exogenous factors such as bunker oil prices and exchange rate • Focus on a matrix-approach for cost management with a pilot project in the Pellets business prior to further implementation in other businesses 30.6 1.3 28.0 30.5

6 We aim at further improving improve our competitiveness by leveraging the quality of our operations and products Iron ore production in the Northern System 65% Fe iron ore premium and 58% Fe discount % of total production US$/t compared to IODEX 62% Premium/discount per ton in June 22th, 2017 30 25 20 15 10 5 0 -5 -10 -15 -20 -25 -30 US$15 +US$33 -US$18 jJaann--1166 mMaiy--1166 sSeetp-1-166 jJaann--1177 mai-17 Source: Mysteel, Bloomberg Discount 58% Fe Premium 65% Fe

7 In regards to strategy, despite the diversification of the asset base, there is still a high share of ferrous minerals in Vale’s EBITDA Distribution of asset base among businesses Vale’s EBITDA breakdown in 2016 % of fixed and intangible assets, 2016 US$ million Ferrous Minerals Nickel Copper Coal Others % of EBITDA 88% 8% 7% -1% -2% 4% 3% 4% 54 298 33% 56% Ferrours Minerals Nickel Copper Coal (in Others Total 1 ramp-up) 1 The Coal business segment had a turn-around in 4Q16. The EBITDA was positive US$ 156 million in 4Q16 and US$ 61 million in 1Q17 863 11,972 10,476 985

8 The high correlation between cash generation and iron ore prices indicates the dependence on ferrous minerals Vale’s EBITDA and average iron ore price IODEX 62% EBITDA IODEX 62% 40,000 180 169 35,000 150 30,000 120 25,000 20,000 90 15,000 60 10,000 30 5,000 0 0 2011 2012 2013 2014 2015 2016 UUSS$$/t/t UUSS$$mmilihlliõoens 135 130 97 5658

9 Operations with low cash generation performance need to be reevaluated EBITDA minus sustaining capex, 2014-2016 accumulated, US$ million Examples Minério de Ferro no Centro Oeste 1 Onça Puma 2 VNC Total -1.291 -1.655 -511 147 1 Including disbursement related to the take or pay of barges in the amount of US$ 132 million in 2015-2016 2 EBITDA - total sustaining capex of US$ 273 million, with adjustment of US$ 125.5 million referring to insurance received and write-off of ROM

10 In regards to Governance, the Board of Directors will be empowered to better take decisions • The process of voting instruction will stop being defined in Valepar’s Board of Directors • The decisions will be taken within Vale’s Board of Directors • The representativeness of the Board will be potentially enhanced with: – Independent members – International representation – Mining and logistics specialists

11 Sustainability will be a main factor to be taken into consideration in Vale’s business decisions Sustainability Pillars Vision • Health & Safety – Zero Harm • Local Development • Social Strengthening • Environmental Responsibility To be known as the most sustainable mining company in the industry

VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: June 28, 2017		Director of Investor Relations

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